SCHEDULE 13G
Amendment No. 1
Name of Issuer: Fine Host Corporation
Title of Class of Securities: Common Stock
CUSIP Number: 317832103
Item 1: Reporting Person: Wasatch Advisors, Inc. 87-0319391
Item 2: Check Box If Member of Group: Not Applicable
Item 3: SEC Use
Item 4: Place of Organization: Utah
Items 5-8: Number of Shares Owned With:
Item 5: Sole Voting Power: 682,525
Item 6: Shared Voting Power: 0
Item 7: Sole Dispositive Power: 682,525
Item 8: Shared Dispositive Power: 0
Item 9: Aggregate Amount Owned: 682,525
Item 10: Check Box If Aggregate Amount Excludes Certain Shares: N/A
Item 11: Percent of Class Owned: 7.5%
Item 12: Type of Reporting Person: IA

Item 1(a): Name of Issuer: Fine Host Corporation
Item l(b): Address of Issuer:
3 Greenwich Office Park, Greenwich, CT 06831
Item 2(a): Name of Person Filing: Wasatch Advisors, Inc.
Item 2(b): Address: 68 South Main, Salt Lake City, UT 84101
Item 2(c): Citizenship: Not Applicable
Item 2(d): Title of Class of Securities: Common Stock
Item 2(e): CUSIP Number: 317832103
Item 3(e): Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
Item 4(a): 	Amount Owned: 682,525
Item 4(b): 	Percent of Class Owned: 7.5%
Item 4(c)(i): Sole Voting Power: 682,525
Item 4(c)(ii): Shared Voting Power: 0
Item 4(c)(iii): Sole Dispositive Power: 682,525
Item 4(c)(iv): Shared Dispositive Power: 0
Item 5: Check Box If Ownership Is 5% or Less of Class: [ ]
Item 6. Ownership of More Than 5% on Behalf of Another Person: N/A
Item 7: Identification of Subsidiary: Not Applicable
Item 8: Identification of Members of Group: Not Applicable
Item 9: Notice of Dissolution of Group: Not Applicable
Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 1997.
Date: 02/11/98
Signature: /s/Samuel S. Stewart, Jr.
Name/Title: Samuel S. Stewart, Jr./President